

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2011

Via E-mail
Terry Smith
President and Chief Executive Officer
Federal Home Loan Bank of Dallas
8500 Freeport Parkway South, Suite 600
Irving, Texas 75063-2547

Re: Federal Home Loan Bank of Dallas
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 25, 2011
File No. 0-51405

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 90
Determination of Allowance for Credit Losses

1.   Please tell us and revise your future filings to expand the discussion of the methodology used to determine the inherent losses in your mortgage loan portfolio and, specifically, how it incorporates credit enhancements. Consider the need to provide quantified information of how credit enhancements will cover your delinquent loans, specifically setting forth the waterfall of those enhancements, and how they result in your recorded allowance.

Compensation Discussion and Analysis, page 120

2.   You state that the bank benchmarks its compensation to, in addition to the other 11 FHLBanks, a list of its peers consisting of financial service institutions with approximately $20 billion in assets. In future filings, please identify the companies that make up the peer group. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.05.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Management's Discussion and Analysis of Financial Condition
Overview – Business, page 35

3.   We note Standard and Poor's Rating Service lowered your credit rating from AAA to AA+ on August 8, 2011. Please tell us and revise your disclosure in your next filing, to address management's view of the impact of this credit rating downgrade on your future results of operations, financial position and liquidity, including the following (quantify amounts when possible):
   • Address management's view of both the short and intermediate term impact of the downgrade, including any impact upon your ability to continue to access the capital markets and the impact upon your funding costs;
   • Tell us, with a view towards revised disclosure in future filings, about any significant contracts or covenants for any credit facility or other agreement that might be impacted by the downgrade; for example, quantify any additional collateral required to be delivered to derivative counterparties;
   • Address any impact that downgrades of other entities securities, including fellow Federal Home Loan Banks, might have on your investment portfolio; and
   • Address any impact that the downgrade had on any other financial instruments measured at fair value.

4.   Please revise your future filings to change the name of the non-GAAP measures to more accurately reflect its content. In this regard, the use of the word "core" implies you are referring to your most central or essential operations and results. For example, removal of the impact of your derivative related activities in arriving at "core" earnings implies that these activities are not an inherent part of your core operations. Thus, we believe it would be appropriate to use a more descriptive title to describe these non-GAAP measures, eliminating the use of the word "core" in its entirety. Also, please consider providing a discussion of what encompasses your routine operations or core businesses in future filings as well.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
- the company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments relating to the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel